SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

RESONANT INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
76118L102
(CUSIP Number)
Michael J. Fox Park City Capital, LLC 200 Crescent Court, Suite 1575 Dallas, Texas 75201 (214) 855-0800

With a Copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76118L102	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON PARK CITY CAPITAL OFFSHORE MASTER, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	700,000
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	700,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 700,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 76118L102	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON PARK CITY CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	700,000
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	700,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 700,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 76118L102	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON MICHAEL J. FOX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	700,000
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	700,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 700,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 76118L102	13D	Page 5 of 6 Pages

This Amendment No. 3 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 3”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on February 26, 2015, as amended (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Resonant Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 3, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons in this Statement, including brokerage commissions, was approximately $5,369,901. The source of funds was working capital of the Master Fund.

Item 4. Purpose of Transaction.

The Reporting Persons would accept a seat on the Company’s Board of Directors and have initiated discussions with the Company regarding potential Board representation.

Except as set forth herein, none of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to its investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 700,000 shares of Common Stock, which represents approximately 9.8% of the Company’s outstanding shares of Common Stock. The Master Fund directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement.

The percentage ownership of shares of Common Stock set forth in this Statement is based on 7,158,276 shares of Common Stock issued and outstanding as of March 25, 2015, as reported in the Company’s Annual Report on Form 10-K filed with the SEC on March 27, 2015.

(c) The transactions effected by the Reporting Persons in the Common Stock since the filing of the last amendment to Schedule 13D on March 17, 2015 are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

CUSIP No. 76118L102	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: April 7, 2015

PARK CITY CAPITAL OFFSHORE MASTER, LTD.		PARK CITY CAPITAL, LLC

By:	/s/ Michael J. Fox	By:	/s/ Michael J. Fox
	Michael J. Fox,		Michael J. Fox,
	Director		Manager

MICHAEL J. FOX

		By:	/s/ Michael J. Fox
Michael J. Fox

Schedule A

Transactions by Park City Capital Offshore Master, Ltd. in the Common Stock since the filing of the last amendment to the Schedule 13D on March 17, 2015:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
03/24/15	16,400	8.3879
03/25/15	8,600	8.4797
04/02/15	25,000	7.1625
04/06/15	18,082	4.5002
04/06/15	156,918	4.8424